SBL FUND
FILE NO. 811-02753
CIK NO. 0000217087


EX-99.77C

A special meeting of the shareholders of Series Z of the SBL Fund was held on August 5, 2008. Each matter voted upon at the meeting, as well as the number of shares cast for, against or withheld or abstentions with respect to such matters are set forth below:

(1) The approval of an amended investment advisory agreement between SBL Fund - Series Z and Security Investors, LLC:

                  VOTES FOR          VOTES AGAINST/ABSTENTIONS

                  2,752,742                   319,399

(2) The approval of a new investment sub-advisory agreement between Security Investors, LLC and Security Global Investors, LLC pursuant to which Security Global Investors, LLC will be appointed as an investment sub-adviser to SBL Fund - Series Z:

                  VOTES FOR          VOTES AGAINST/ABSTENTIONS

                  2,746,294                   325,847